January 28, 2005


Andrew Norins
President
Speedhaul Holdings, Inc.
7 Bayhill Boulevard
Monroe, NJ  08831

Re:	Speedhaul Holdings, Inc.
	Registration Statement on Form SB-2
	File No. 333-121764
      Filed on December 30, 2004

Dear Mr. Norins:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Prospectus Summary - Page 1
1. Please include a summary of the terms of the offering and your phone number. Refer to Item 503 of Regulation S-B.
2. We note your statement that you intend to begin offering your services and expect to begin collecting revenues in January 2005. Please update the disclosure here and throughout the prospectus, including the section "Description of Business."



Risk Factors - Page 1
3. Please add a risk factor disclosing that your auditor raised substantial doubt about your ability to continue as a going concern.
4. We note the disclosure that your business is subject to numerous risk factors. Please expand the disclosure to discuss, for example, the following risks, as appropriate:
* the competition you face;
* any regulatory issues involved in operating your business, including government regulation of the internet and e-commerce and any potential liability for the transportation of hazardous materials in transactions arranged through your website;
* system interruption;
* whether you intend to collect sales taxes and the uncertainty of such liability;
* the initial price of $0.25 may have little or no relationship to the market price, if any of your common stock;
* the potential dilution to be experienced by purchasers of your common stock at fixed prices as compared with your net tangible book value;
* the effect of penny stock regulations; and
* future sales by your shareholders could cause the stock price to decline.

Determination of Offering Price - Page 3
5. Given your disclosure in the risk factors that the market-maker files the necessary documents for your OTC Bulletin Board listing, please clarify this section where you mention a filing by you to obtain a listing. Tell us the status of your efforts to list your common stock. Also, clarify on what "public exchange" you are seeking to be listed and clarify, if true, that there can be no assurance that your securities will be accepted for such a listing;
if you do not meet the minimum objective criteria for such a listing, you should not imply that your securities could be so listed.




Selling Shareholders - Page 4
6. Tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter.
In addition, each selling stockholders who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:
* The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
* At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
      Please revise accordingly.
7. Please provide disclosure regarding the relationship between your company and Mr. Jaclin and Mr. Anslow within the past three years, including their legal representation of your company. Refer to Item
507 of Regulation S-B.

Plan of Distribution - Page 6
8. Please clarify what you mean that the shares may be sold at, among others, fixed prices, "which may be changed." Clarify how fixed prices be changed, particularly given the fixed price mentioned on your cover page.

Interests of Named Experts and Counsel - Page 8
9. Please balance your disclosure that no expert or counsel was connected with the registrant with disclosure about the pre-merger roles of Mr. Anslow and Mr. Jaclin, including as your principal shareholders.

Organization Within Last Five Years - Page 9
10. Please provide the disclosure required by Item 404(d) of Regulation S-B here or in an appropriate section of your document.
11. Please expand the discussion of your history to clarify who operated and made decisions for the company before and during the negotiation of completion of the merger. Disclose relationships between those individuals and Speedhaul, Inc. before the merger. Also, disclose why those individuals are no longer involved with your company.
12. With a view toward disclosure, tell us how Segway III was introduced to Speedhaul. Include a discussion of the negotiation of the acquisition agreement and any analysis of the value of the Speedhaul that was conducted as part of that process.

Description of Business - Page 9
13. Please describe the changes in the trucking industry that create opportunities for your company, as disclosed in the third paragraph of this section.
14. Unless you currently have subscribers like those mentioned in the fourth paragraph, you should revise your disclosure to remove any implication that they are existing subscriptions between you and the entities identified.
15. Please expand your business description to disclose any disadvantages you face, and any barriers you expect to meet in generating revenues under your business plan.
16. Please provide the disclosure required by Item 101(b)(9).
17. Disclose how you protect your intellectual property.

Competition - Page 11
18. Please clarify the basis for competition in your industry.
Also
clarify your competitive position, including your competitive advantages and disadvantages.

Management Discussion and Analysis - Page 11
19. With a view toward clarifying disclosure, tell us how your Bank of America agreement operates without any direct costs to you. Please file this agreement as an exhibit.
20. Please quantify the amount and terms of financing Mr. Norins has agreed to provide (page 12) and state whether those funds will be sufficient to conduct your operations and research and development as described elsewhere in your prospectus.


Description of Property - Page 13
21. Please clarify the nature of your leased property. For example, is this a single office in a commercial complex? Also, file the lease as an exhibit.

Summary Compensation Table - Page 14
22. Please include a row in your table for each person who served as your chief executive officer during the last completed fiscal year.

Financial Statements

General
23. In the event of a delay in effectiveness, revise the filing to provide updated financial statements for Speedhaul Holdings, Inc. as required by Item 310(g) of Regulation S-B.
24. Provide a currently dated and signed consent of the independent accountants in the amendment that references each report included in the SB-2 filing. In this regard we note the current filing has no consent for the Speedhaul Incorporated audit report.
25. Note if any of the accounting comments included in our letter address issues or other matters that also apply to other entities` financial statements presented in the filing, please also revise their financial statements or related disclosures as necessary to address our concerns.

December 20, 2004 Segway III Corp. Financial Statements
26. We note the Segway III Corp. financial statements for the period
ended December 20, 2004 appear to give effect to the December 2004 Speedhaul Holdings, Inc. transaction. Since this transaction appears to be a recapitalization, the financial statements on and after the
transactions should be that of Speedhaul Holdings, Inc.  Please tell
us the entity to which these financial statements relate.  Why do you
believe they are required?  Item 310 (g) of Regulation S-B does not
appear to require financial statements for Segway III Corp. or Speedhaul Holdings, Inc. more current than September 30, 2004 as of the date the Form SB-2 was filed. Clarify our concerns supplementally and revise the filing as necessary based on our comment.
27. We note the December 31 date for 2003 and December 20th for
2004
audited financial statements.  Has the Company changed its year end?
What is Speedhaul Holdings, Inc. fiscal year end?  What will be the
date of the financial statements included in the annual report on Form 10-KSB for fiscal 2004 and beyond? Note that the updating requirements for financial data required by Item 310 (g) are predicated on Speedhaul Holdings, Inc. fiscal year end date since they are the accounting acquirer in the December 2004 acquisition transaction.
28. If the December 20, 2004 financial statements are required and presented, the 2003 Statement of Operations and Statement of Cash Flows should be for the twelve months ended December 31, 2003 (the audited balance sheet date presented) and not include a lapse in audited information (December 21, 2003 to December 31, 2003). Also, the net loss amounts presented in your Statement of Operations should
agree to the same amounts presented in your Statement of Cash
Flows
and Statement of Shareholders` Equity - we note the statement should
be labeled shareholders` equity (deficit).
29. Tell us why the audit report references the inception date as
May
25, 2004 rather than March 31, 2000.  Revise the report as
necessary
based on our comment or tell us why no revisions are necessary. Also, revise the scope and opinion paragraphs of the report to indicate the periods covered (in addition to the cumulative periods from inception) by the report for the Statements of Operations, Changes in Stockholders` Equity (Deficiency) and Cash Flows.
30. It is not clear to us the entity to which these financial statements relate nor is it clear how you have accounted for the December 2004 transaction with Speedhaul Holdings, Incorporated. Note we believe when a public shell with no operations and nominal net assets acquires an operating company, the transaction would be accounted for as a recapitalization. The accounting is identical to that for reverse acquisitions (A reverse acquisition occurs when the
shareholders of a company acquired obtain a majority of the shares of
the combined entity upon completion of the acquisition. In a reverse
acquisition, the acquiring company is the company whose common shares
were purchased, not the company whose shares were issued. In other words, the legal form of the transaction is not followed for financial reporting purposes, and the "target" company is treated as the "acquiring" company), except that no goodwill or other
intangible
should be recorded. Costs of the transactions may be charged directly
to equity only to the extent of cash received, while all costs in excess of cash received should be charged to expense. The historical financial statements prior to the acquisition are those of the accounting acquirer, although (in the absence of a change of name) they are labeled as those of the issuer. Normally, this is not a problem because concurrent with the acquisition, the issuer often adopts the name of the acquirer. We believe that the reports filed by an issuer after a reverse acquisition should parallel the
financial
reporting under GAAP, as if the acquirer were the legal successor to
an issuer`s reporting obligation on the date of the merger. Historical stockholders` equity of the acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer`s and acquirer`s stock with an offset to paid-in capital. Retained earnings (deficiency) of the acquirer are carried forward after the acquisition. Operations prior to the merger are those of the accounting acquirer. Earnings per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company. Please tell us whose financial statements are presented herein, why you believe the financial statements presented are appropriate and how you have accounted for the December 2004 transaction with Speedhaul Holdings, Incorporated. If you do not believe the accounting and presentation requirements outlined in this comment are correct, tell us what you believe the required accounting and presentation of the transaction is and provide references to the authoritative literature that support your conclusions. Revise the filing and notes to the financial statements to include any
required
financial statements, to clearly indicate whose financial
statements
are presented and to disclose how the December 2004 transaction with
Speedhaul Holdings, Inc. is accounted for and presented in your financial statements. We may have further comments after reviewing your response and revisions.
31. Statement of stockholder`s equity indicates that during the
2003
fiscal year 39,900 common shares were issued for a total of $9,975.
Note 8 indicates that 5,000,000 shares were issued during this period for the same $9,975. Revise or advise.

September 30, 2004 Segway III Corp. Financial Statements
32. Please label any unaudited amounts in your financial statements.
We assume the September 30, 2004 amounts are unaudited.

December 31, 2003 Segway III Corp. Financial Statements
33. Please revise the auditors` report to reference "the standards of the Public Company Accounting Oversight Board (United States)" rather than GAAS. This revision is required since the financial statements are included in a Securities Act of 1933 filing which you intend to be declared effective after May 24, 2004. Refer to Securities and Exchange Commission Release 33-8422 and PCAOB Auditing Standard 1. Also, if true, revise the scope and opinion paragraphs of the report to indicate it also covers the Statements of Operations, Changes in
Stockholders` Equity (Deficiency), and Cash Flows for the years ended
December 31, 2003 and 2002.
34. Please revise the December 31, 2003 Net Loss amount per the Statement of Cash Flows to agree with the same amount at the Statement of Operations.
35. We see the Income Taxes section of Note 1 indicates "At this time, The Company has set up an allowance for deferred taxes as there is no company history to indicate the usage of deferred tax assets and liabilities." What does this disclosure mean? Also, revise the notes to the financial statements to include all applicable disclosures required by paragraphs 43 to 49 of Statement 109.
36. We see Note 7 indicates you have no operating lease agreements.
We also note disclosures on page 13 that you lease office space from
Andrew Norins, your president, for no charge on a month to month basis. Please confirm that your financial statements reflect the value of the donated lease costs. Note financial statements must reflect all costs of doing business. Refer to guidance at SAB Topic
1 and Topic 5(T).

September 30, 2004 Speedhaul Incorporated Financial Statements
37. We see you have a significant amount of capitalized "Web site development" costs. Supplementally tell us more about the nature of these costs and demonstrate how your accounting for these costs complies with SOP 98-1. Also, revise the filing to include all disclosures suggested by paragraph 41 thereof. We may have additional comments after reviewing your response.
38. Please revise the deficit amount disclosed in Note 2 to agree with the same amount disclosed in your balance sheet and statement of stockholders` equity (deficiency).
39. We see from Note 2 you have a demand note from an unrelated third party and also see the note does not carry an interest rate. Why haven`t you recorded imputed interest expense on this note?
Please
tell us how you comply with matters outlined APB Opinion 21. Revise the filing as necessary based on our comment. We may have further comments after reviewing your response and revisions.

Part II

Recent Sales of Unregistered Securities - Page II-2
40. We note that your offering in September 2004 made in reliance on
Rule 506 included 41 purchasers. Please provide us with your analysis of how this offer complied with the requirements on Rule 506(b)(2). Revise your disclosure accordingly.
41. Please include in this disclosure all sales of unregistered securities during the past three years. We note sales disclosed in note 8 to your financial statements which are not disclosed here. Also, reconcile the number of shares issued in September 2004 per this section (61,300 shares) with the disclosure in note 8 to your financial statements (20,000 shares).

Exhibits - Page II-4
42. We note you filed a certificate of amendment to your certificate of incorporation as an exhibit to the registration statement.
Please
file a complete copy of your Certificate of Incorporation as amended.

Signatures - Page II-5
43. Please ensure that with your future amendments Mr. Norins signs as a director as well. Refer to the instructions following Form
SB-
2.

December 20, 2004 Form 8-K
44. Disclosures in Item 1.01 of the Form 8-K filed December 23,
2004
indicates that the acquisition of Speedhaul, Inc. was effective December 20, 2004. Disclosure in various sections of the Form SB-2 indicated the acquisition was effective December 21, 2004 (i.e.
pages
1 & 2). Supplementally tell us which date is correct and if the acquisition was actually completed on the 20th. Revise your filings as necessary to address the apparent inconsistencies.
45. Revise the Form 8-K filed December 23, 2004 as necessary in response to our Form SB-2 comments.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Louis Canant at (202) 942-1897, or N. Jay Webb at (202) 942-1812 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Duchovny at (202) 942-2962 or me at (202) 824-5697 with any other questions.

      Sincerely,



      Russell Mancuso
							Branch Chief


cc (via fax):  	Gregg E. Jaclin, Esq. ((732) 577-1188)
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Andrew Norins
Speedhaul Holdings, Inc.
January 28, 2005
Page 1